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SEC Mail Processing Section

FEB 19 2016

Washington DC 409

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER 8-67895

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Waterview Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12201 Merit Drive, Suite 700

(No. and Street)

Dallas, TX 75251

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT 469-916-3937

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Turner, Stone & Company LLP

(Name – *if individual, state last, first, middle name*)

12700 Park Central Drive, Suite 1400, Dallas, TX 75251

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JG

OATH OR AFFIRMATION

I, Larry S. Starks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waterview Securities, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Cheri L. Scott
Notary Public,
State of Texas
Expires:06-23-2018

Signature

President, FinOp & GSP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Waterview Securities, Inc.

Financial Statements with Supplemental Information

Year Ended December 31, 2015

Waterview Securities, Inc.

Table of Contents

Report of Independent Registered Public Accounting Firm

The Stockholder of
Waterview Securities, Inc.
Dallas, Texas

We have audited the accompanying statement of financial condition of Waterview Securities, Inc. (the Company), as of December 31, 2015 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. The financial statements are the responsibility of management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule I (Schedules II, III and IV are not applicable) required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements themselves and other additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the basic financial statements or to the financial statements themselves and other additional procedures in accordance with the auditing standards of the Public Company Accounting Oversight Board. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Turner, Stone & Company, LLP

Certified Public Accountants
February 10, 2016

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660/ Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com

Report of Independent Registered Public Accounting Firm

To the Stockholder of
Waterview Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Waterview Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Waterview Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3, specifically 17 C.F.R. §240.15c3-3(k)(2)(i) (the exemption provisions) and (2) Waterview Securities, Inc. stated that Waterview Securities, Inc. met identified exemption provisions throughout the most recent fiscal year without exception. Waterview Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Waterview Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Turner, Stone & Company, LLP

Certified Public Accountants

Dallas, Texas

February 10, 2016

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660/Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com

Waterview Securities, Inc.

Statement of Financial Condition
December 31, 2015

ASSETS		
Current assets:		
Cash and cash equivalents	$	134,659
Accounts receivable		5,000
Prepaid expenses		815
FINRA deposit		160
Total current assets	$	140,634
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$	50
Due to former shareholder		52,791
Unearned revenue		35,000
Total current liabilities		87,841
Commitments and contingencies (Notes 2 and 6)		
Stockholders' equity:		
Common stock - $0.01 par value, 100,000 shares authorized; 25,001 shares issued and outstanding		250
Additional paid-in capital		24,750
Retained earnings		27,793
Total stockholders' equity		52,793
Total liabilities and stockholders' equity	$	140,634

See accompanying notes to financial statements.

Waterview Securities, Inc.

Statement of Income
For the Year Ended December 31, 2015

Revenues:		
Fee and service revenue	$	70,000
Operating expenses:		
General and administrative		804
Regulatory		4,744
Professional fees		16,330
Insurance		472
Shared expenses		4,800
Total operating expenses		27,150
Operating income		42,850
Other income (expense):		
Interest income		115
Net income	$	42,965

See accompanying notes to financial statements.

Waterview Securities, Inc.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2015

	Common Stock		Additional Pad-in	Retained	
	Shares	**Amount**	**Capital**	**Earnings**	**Total**
Balance, December 31, 2014	**50,001**	**$ 500**	**$ 49,500**	**$ 962,638**	**$1,012,638**
Distributions to stockholders	-	-	-	(950,019)	(950,019)
Net income	-	-	-	42,965	42,965
Purchase of stock for retirement	(25,000)	(250)	(24,750)	(27,791)	(52,791)
Balance, December 31, 2015	**25,001**	**$ 250**	**$ 24,750**	**$ 27,793**	**$ 52,793**

See accompanying notes to financial statements.

Waterview Securities, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flows from operating activities		
Net income	$	42,965
Adjustment to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		(5,000)
Prepaid expenses		1,250
FINRA deposit		1,111
Accounts payable		(9,253)
Unearned revenue		35,000
Net cash provided by operating activities		66,073
Cash flows from financing activities		
Distributions to stockholders		(950,019)
Total cash flows from financing activities		(950,019)
Decrease in cash and cash equivalents		(883,946)
Cash and cash equivalents, beginning of year		1,018,605
Cash and cash equivalents, end of year	$	134,659

Supplemental disclosure of non-cash investing and financing activities

Purchase of stock for retirement	$	52,791

See accompanying notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Waterview Securities, Inc., a Texas Subchapter S Corporation, (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company provides merger and acquisition advisory services and investment banking services that may include the private placement and transfer of securities. The Company does not hold or receive customer funds or securities.

Substantially all of the Company's business is conducted with customers located in the southern United States.

In preparing the accompanying financial statements, the Company has reviewed, as determined necessary by the Company's management, events that have occurred after December 31, 2015, through the date the financial statements were issued, February 10, 2016.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Cash equivalents
For purposes of reporting cash flows, the Company has defined cash equivalents as highly-liquid investments with maturities of less than ninety days when purchased.

Fee and service revenue
Fee and service revenue result primarily from raising capital and financial advisory services surrounding mergers and acquisitions for privately owned companies and divisions of public companies. Such fees are recognized as projects are completed or as revenue is earned.

Income taxes
The Company has elected to be treated as a Subchapter S corporation under the Internal Revenue Code. In lieu of corporate income taxes, the shareholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements. Although the

Note 1 - Nature of Business and Summary of Significant Accounting Policies - (Continued)

Company is generally subject to the Texas franchise tax, based on taxable margin, there is no franchise tax due at December 31, 2015.

As of December 31, 2015, no interest or penalties related to uncertain tax positions had been accrued.

Concentration of credit risk and significant customers

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of temporary cash investments. The Company minimizes its credit risk associated with cash by utilizing high credit quality financial institutions. Cash balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant risk on cash.

The Company has two customers that accounted for 71.4% and 28.6% of annual revenues during the year ended December 31, 2015.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015, the Company had net capital of $46,818 and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.13 to 1 at December 31, 2015. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Liabilities Subordinated to Claims of General Creditors

As of December 31, 2015, there were no liabilities subordinated to claims of general creditors.

Note 4 - Stockholders' Equity

On December 31, 2015, the Company's Board of Directors authorized a stock repurchase agreement allowing the Company to repurchase 25,000 shares of its common stock from Mr. Peter Phalon. Shares were purchased at a price equal to $2.11163 per share for an aggregate amount of $52,791; the balance of which was outstanding at December 31, 2015 and paid on January 25, 2016. Repurchased shares were accounted for under the constructive retirement method provided in Accounting Standards Codification Topic 505, *Equity*, and all shares repurchased have been retired as of January 25, 2016.

The Company is authorized to issue 100,000 shares of common stock, with a par value of $0.01 per share. It is classified as a "small business corporation" and its stock is classified as §1244 stock as defined by the Internal Revenue Code (IRC). The maximum amount to be received by the Company in consideration of its stock to be issued pursuant to this IRC section shall not exceed $1,000,000. There are 25,001 shares issued and outstanding as of December 31, 2015.

Note 5 - Related Party Transactions

The Company has an expense-sharing and outsourcing agreement with an entity owned by the Company's stockholders. The fees paid to the related party amounted to $14,800 for the year ended December 31, 2015 and are classified in "professional fees" and "shared expenses" on the accompanying statement of income.

Note 6 - Commitments and Contingencies

The Company receives referrals from third parties and has agreements with the third parties to pay a referral fee based on the financial outcome of the referred project. Management did not owe the third parties any referral fees at December 31, 2015. During the year ended December 31, 2015, the Company did not pay any referral fees.

Note 7 - Information Relating to Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i) by not holding customer funds or safekeeping customer securities.

Waterview Securities, Inc.

Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2015

Net capital		
Total stockholders' equity	$	52,793
Less nonallowable assets:		5,975
Net capital	$	46,818
Aggregate indebtedness		
Aggregate indebtedness liabilities	$	52,841
Computations of basic net capital requirement		
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	3,523
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum	$	41,818
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital requirement	$	40,818
Percentage of aggregate indebtedness to net capital		112.86%

Waterview Securities, Inc.

Schedule II
Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities Exchange Commission
As of December 31, 2015

The Company is exempt from Rule 15c3-3 pursuant to the provisions of Section (k)(2)(i). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Waterview Securities, Inc.

Schedule III
Statement Regarding SIPC Supplemental Report
Year Ended December 31, 2015

The Company is exempt from the filing of the SIPC supplemental report as net operating revenues are less than $500,000.